Exhibit 99.1

CNH Industrial N.V.

May 2015

Agenda

CNH Industrial Overview Q1 2015 Results Summary FY 2015E US GAAP Guidance

CNH Industrial

Our Products are tied together by Common Purpose

Professional industrial equipment and commercial vehicle customers

Full line distribution model with wide geographic coverage

Best in class powertrain technologies

Full lifecycle product services

Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated

May 2015 EU Roadshow—CNH Industrial N.V. 3

CNH Industrial

Global Industrial Footprint (excl. JVs)

EMPLOYEES (Total: 69k)

NAFTA 17% EMEA 60%

APAC 8%

LATAM 15%

MANUFACTURING FACILITIES R&D CENTERS (Total: 64) (Total: 49)

EMEA 34 EMEA 26 NAFTA 12 NAFTA 13

APAC 8

APAC 4 LATAM 6 LATAM 10

(December 2014)

May 2015 EU Roadshow—CNH Industrial N.V. 4

CNH Industrial

Well-Known Brands and Deep Product Portfolio

	Agricultural Equipment	Commercial Vehicles	Construction Equipment	Powertrain
Brands	CASE IH STEYR	IVECO BUS IVECO IVECO ASTRA MAGIRUS IVECO	CASE	FPT
Key Strengths	▪ **Case IH:** The premium agriculture equipment partner supporting customers around the world with a full line of innovative products, solutions and services that maximize productivity ▪ **New Holland Agriculture**: The farming generalist with a complete agricultural equipment product offering, specialized in livestock, hay & forage, cash crop, orchards & vineyards ▪ **Steyr:** The first choice of robust tractors for demanding customers in Europe, offering superior value and customized solutions to ensure sustainable success	▪ **Iveco (Trucks & CV):** Full line of commercial vehicles. Offers alternative fuel solutions and a unique engine technology achieving Euro VI compliance with SCR-only, improving total cost of ownership ▪ **Iveco Bus & Heuliez Bus**: Full Range for Sustainable Public Transport. Unique SCR-only Technology, best Euro VI packaging for bus. Very competitive Total Cost of Ownership. Leader in Gas and Hybrid powertrains. ▪ **Specialty Vehicles: Magirus (Firefighting)**: full-liner, global player. Global leader in Turntable Ladders. **Iveco Defence**: Leading global player with complete product portfolio of multi-function, high mobility vehicles	▪ **Case Construction:** Full line offered globally, with leading positions in Brazil and North America in backhoe loader and skid steer loader segments ▪ **New Holland Construction:** More focused on Light line with access to CNH Industrial agriculture distribution networks and a recognized leader in the Brazilian construction industry	▪ **FPT Industrial**: Design and manufactures a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation ranging from 100 to 870 hp.
Key Product Lines	▪ Tractors ▪ Harvesting Equipment ▪ Hay Tools ▪ Planters and Seeders ▪ Tillage Equipment ▪ Specialty Crop Equipment	▪ Light Trucks (Class 2-3) ▪ Medium Trucks (Class 4-7) ▪ Heavy Trucks (Class 8) ▪ Commuter Buses ▪ Touring Coaches ▪ Quarry and Mining Equipment ▪ Specialty Vehicles	▪ Tractor Loader Backhoes ▪ Wheel Loaders ▪ Skid Steer Loaders ▪ Excavators ▪ Dozers ▪ Graders	▪ On-Road Engines ▪ Off-Road Engines ▪ Marine Engines ▪ Industrial Power Generation ▪ Transmissions ▪ Axles

CNH INDUSTRIAL May 2015 EU Roadshow - CNH Industrial N.V. 5

CNH Industrial

Technological Leadership, Best-In-Class Powertrain Capabilities

MAINTAINING TECHNOLOGICAL LEADERSHIP

ENGINE

COMBUSTION
New high efficiency fast combustion and Homogeneous Charge Compression Ignition (HCCI) in selected map areas

AIR HANDLING
Advanced turbocharger concepts with ball bearings and improved aerodynamics



THERMAL MANAGEMENT
Variable flow water and oil circuit load and speed dependent

MECHANICAL EFFICIENCY
Advanced low friction coatings and superfinishing

BENEFITS
- **Efficiency:** increasing from 46 to **above 50%**
- **Engine emissions:** lowering CO2 emissions **by 8%**
- **Performance: +10%** for same displacement

AFTER TREATMENT

HI-eSCR
New generation of High Efficiency Selective Catalytic Reduction (HI-eSCR) with:
- Diesel Particulate Filter (DPF) integrated on SCR
- Innovative mixed oxides washcoat
- Enhanced Model based control



BENEFITS
- **Emission solution:** Fulfill future Stage V emission requirement (PN reduction)
- **Packaging:** Integration of DPF in current Tier 4B after treatment layout avoiding significant investments for vehicle installation

ENERGY RECOVERY



ENERGY RECOVERY
Waste heat recovery on exhaust line through Rankine steam cycle combined with control strategy for optimum system efficiency



ENERGY RECOVERY
Mechanical waste heat recovery through power turbine linked to crankshaft or electrified



ENERGY SAVING
Smart auxiliaries combined with energy management control

BENEFITS
- **Fuel efficiency:** improving up to 5%
- **Applications:** Truck & Bus , AG/CE

INVESTMENT IN KEY VALUE COMPONENTS
- Strengthening leadership and innovation pattern for cost efficient technologies
- Engine efficiency improvement, energy management and energy recovery are key drivers for total cost of ownership reduction and environmental care

+

SYNERGIES ACROSS ON & OFF-ROAD VEHICLE PLATFORMS
- Global platforms and localized designs
- Sharing of components and technologies over regions allowing synergies in R&D and operations
- Shorter time-to-market

=

BEST-IN-CLASS POWERTRAIN OFFERINGS
- Widest powertrain product range in market with a 3-8 cylinder range and 2.2-20L displacement range
- Competitive advantage from integration and control capabilities for propulsion systems
- Opportunities to apply technological solutions on all product lines
- Strong base of non-captive customers

CNH INDUSTRIAL
May 2015 EU Roadshow - CNH Industrial N.V. 6

CNH Industrial

Wide Distribution Network with Long-Standing Dealer Relationships

GLOBAL DEALERS



NAFTA
Ag 976
Trucks / CVs N/A
Construction 111
Powertrain 12
EMEA
Ag 928
Trucks / CVs 501
Construction 222
Powertrain 25
LATAM
Ag 211
Trucks / CVs 69
Construction 79
Powertrain 8
APAC
Ag 994
Trucks / CVs¹ 849
Construction 191
Powertrain 59

- Global dealer network provides worldwide distribution channel
- Over 5,200 dealers worldwide[1]
  - ~60 depots distribute aftermarket parts within the dealer network[2]
- Dealers' local relationships are a critical part of the value chain
  - Sales / distribution channel for machines
  - Drives parts and service revenue streams for the installed base
- Long-standing dealer relationships provide a stable competitive advantage
- Network allows CNHI to cross-sell products through existing channels (i.e., Ag and Construction)
  - Realignment of New Holland CE dealers in NAFTA

Over 5,200 dealers worldwide[1]

[1] Includes dealers of unconsolidated joint ventures
[2] Includes 7 parts depot joint ventures

(December 2014)

CNH INDUSTRIAL May 2015 EU Roadshow - CNH Industrial N.V. 7

CNH Industrial Capital

Integrated and diversified across Regions and Asset Classes

MANAGED PORTFOLIO DELINQUENCIES ON-BOOK OVER 30 DAYS

6.7%

6.0%

5.7%

4.8%

7.6

14.4

3.5%

0.9

NAFTA 28% 53%

3%

EMEA

3.2 1.2 APAC

2010 2011 2012 2013 2014

LATAM

12% TRADE

4%

4%

Trade Finance

31%

Wholesale / AG Floorplan 10% Operating Leasing

CE

CV

71% Installment

59%

6% Financing

Managed Portfolio* at $27.3bn

(December 2014) (*) Including unconsolidated JVs (**) RoA defined as: PBT / average managed assets annualized

May 2015 EU Roadshow—CNH Industrial N.V. 8

CNH Industrial

Growing Responsibly and Sustainably

CNH Industrial

Industry Leader for 4th consecutive year

87 87

DJSI World –

Machinery and Electrical Equipment 50

Eligible companies: 98 Admitted companies: 11

CNH Industrial Highest score DJSI world industry average score

CNH Industrial among the Sustainability Leaders

May 2015 EU Roadshow—CNH Industrial N.V. 9

Agenda

CNH Industrial Overview Q1 2015 Results Summary 2015E US GAAP Guidance

Q1 2015

Executive Summary

INDUSTRIAL ACTIVITIES INDUSTRIAL ACTIVITIES

NET SALES ($BN) OPERATING PROFIT ($MN)

412

7.2

5.6

223

Q1 ‘14 Q1 ‘15 Q1 ‘14 Q1 ‘15

NET INDUSTRIAL DEBT ($BN) BASIC EPS ($)

3.1 0.07

2.7

0.02

Dec. 31, 2014 Mar. 31, 2015 Q1 ‘14 Q1 ‘15

Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated

? Revenues at $6.0bn, down 11.1% on a constant

currency basis (down 21.0% as reported)

? Industrial Activities net sales at $5.6bn down

11.9% on a constant currency basis vs. last year

? Operating profit of Industrial Activities at

$223mn down 39.4% on a constant currency

basis vs. last year; operating margin at 4.0%

? EPS at $0.02 down $0.05; EPS excluding

restructuring and other exceptional items was

down $0.11 to $0.02

? Net Industrial Debt at $3.1bn at March 31, 2015

vs. $2.7bn at year-end 2014

May 2015

EU Roadshow—CNH Industrial N.V.

Q1 2015

From Operating Profit to Net Income

($mn) Q1 2015 Q1 2014 Ä

Industrial Activities Operating profit 223 412 (189) Financial Services Operating profit 129 134 (5) Elimination & Other (68) (80) 12

Operating Profit 284 466 (182)

Restructuring expenses (12) (12) -Interest expenses of Industrial Activities, net of interest income and eliminations (106) (141) 35 Other, net (75) (94) 19

Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 91 219 (128)

Income taxes (77) (143) 66 Equity in income of unconsolidated subsidiaries and affiliates 9 25 (16)

Net Income 23 101 (78)

Net Income / (Loss) attributable to non-controlling interest 1 1 -

Net Income attributable to CNH Industrial N.V. 22 100 (78)

($)

EPS (basic) 0.02 0.07 (0.05)

EPS (diluted) 0.02 0.07 (0.05)

Basic EPS before restructuring and other exceptional items 0.02 0.13 (0.11)

May 2015

EU Roadshow—CNH Industrial N.V.

Q1 2015

Cash Flow – Change in Net Industrial Debt

NET INDUSTRIAL CASH FLOW

($MN) (992)

(2,691)

(3,051)

23 172

630 (55)

2

(1,039)

(88)	(5)

DEC 31, NET D&A CHANGE IN CHANGE IN TANGIBLE & CHANGE IN CAPITAL INCREASE, FX TRANSLATION MAR 31, 2014 INCOME FUNDS & WC INTANGIBLE INVESTMENT, DIVIDENDS & EQUITY EFFECTS 2015 OTHERS CAPEX SCOPE & OTHER TRANSACTION

CHANGE IN NET DEBT

(360)

Net Industrial Cash Flow at $(1.0)bn vs. $(1.8)bn in Q1 ’14

Change in Net Debt at $(0.4)bn vs. $(1.8)bn in Q1 ’14

May 2015

EU Roadshow—CNH Industrial N.V.

Q1 2015

Industrial Activities—Capex breakdown

BY CATEGORY

Q1 2014

TOTAL CAPEX ($MN)

29%

142 41%

-38% 30%

88

New Product & Technology Maintenance & Other

BY SEGMENT

Q1 2014

9%

Q1 2014 Q1 2015 50% 35%

6%

Agricultural Equipment Construction Equipment

Delta % Q1 ’15 vs. Q1 ‘14

May 2015 EU Roadshow—CNH Industrial N.V.

Q1 2015

11%

29%

60%

Industrial Capacity Expansion & LT Investments

Q1 2015

15%

19%

61% 5%

Commercial Vehicles Powertrain

Q1 2015

Liquidity & Debt Maturity (March 31st, 2015)

Available

Debt Maturity Schedule1 ($bn) Liquidity ($bn)

$7.2

$3.4

$2.8

$2.3 $2.5 $2.2

$1.0

As of 9M 2015 2016 2017 2018 2019 Beyond

As 03/31/2015 of Q1 2015 2016 2017 2018 2018 Beyond 2014

Cash Undrawn M/T Committed Lines Bank Debt

Capital Market Other

1 Represents cash portion of debt maturities as of 03/31/2015

2 Of which $0.8bn ABS related & Restricted Cash

May 2015

COMPANY AVAILABLE LIQUIDITY

? Available liquidity at March 31, 2015 was $7.2bn, compared to

$8.9bn at December 31, 2014

Increase in Bank Debt Seasonal cash absorption from

operating activities

Financial Services portfolio Repayment of €1bn (coupon of reduction 5.25%) bond in March

Negative currency translation

differences

$4.5bn of cash 2

$2.7bn undrawn under medium-term committed unsecured credit lines? Continued access to the ABS markets with new transactions for $800mn in the USA and a C$325mn in Canada

EU Roadshow—CNH Industrial N.V.

Q1 2015

Focus on Industrial Debt breakdown

Dec. 31, 2014 ($BN) Mar. 31, 2015 Ä

3.5 Bank Debt 3.2 (0.3)

6.5 Capital Market 4.9 (1.6)

0.2 Other Debt 0.2 -

10.2 Total 3rd Party Debt 1 8.3 (1.9)

1.3 Add: Intersegment Payables to FS 0.8 (0.5)

11.5 Total Debt 2 9.1 (2.4)

(4.7) Subtract: Intersegment Receivable to FS (3.3) 1.4

(4.1) Subtract: Cash & Mkt Securities (2.7) 1.4

2.7 Net Debt 3.1 0.4

Note: Numbers may not add due to rounding

Memo:

? Key Highlights

? Capital Market debt reduction due to €1bn bond repaid on March 18, 2015

? Proactive Financial Services (FS) funding decoupling from Industrial Activities as evidenced by the continuing trend of decrease in net intersegment balances (down 44% since

Q4 2012)

NET INTERSEGMENT BALANCE ($BN)

(44%)

(4.5)

(2.5)

3	Dec. ‘12 Dec. ‘13 Dec. ‘14 Mar. ‘15

(3.3) Net Intersegment Balance (2.5) 0.8

1 Represents cash portion of debt maturities as of 03/31/2015 (Bank Debt – Capital Market – Other Debt) 2Total Debt per “FORM 20F” and “FORM 6K”

3	Represents Intersegment Net Financial Payables / (Receivables) between Industrial Activities and Financial Services

May 2015

EU Roadshow—CNH Industrial N.V.

Capital Market

Major bond issues outstanding (Face value and Coupon rate)

€700mn (7Y)

2.875%

€1.0bn (5Y)

2.750%

€1.2bn (7Y)

6.250%

$1.5bn (7Y)

7.875%

$254mn (20Y)

7.250%

2014 2015 2016 2017 2018 2019 2020 2021 2022

Total amount outstanding at $4.9bn

Note: FX $/€ assumed at 1.076

May 2015 EU Roadshow—CNH Industrial N.V. 17

Industrial Activities

Agricultural Equipment

Construction Equipment

Commercial Vehicles

Powertrain

Q1 2015

Industrial Activities (Net Sales and Operating Profit Composition)

NET SALES (US GAAP, $/mn) OPERATING PROFIT

7,213

6,356

1,201 412 1,077 5,625

2,308 (857)

(731) 901 250

2,438 223 774 2,037 -11.9% -10.1% 643 (162) 602 (27) 3,706 2,821 2,577 (39.4%) (6.5%)

Q1 2014 Organic Growth Q1 ‘15 @ constant FX impact Q1 ‘15 as reported Q1 ‘14 Organic Growth Q1 ‘15 @ constant FX impact Q1 ‘15 as reported currency currency

Agricultural Equipment Construction Equipment Commercial Vehicles Powertrain Industrial Activities

Q1 2015 FOREIGN EXCHANGE RATE (*) NET SALES BY CURRENCY

Other, 7%

Impact on P&L March, 31, 2015 AUD, 3%

Q1 ’14 Q1 ’15

Q1 ‘14 vs. Q1 ‘15 GBP, 2%

EUR, 40%

1.370 1.126 1.076 CAD, 6% $ / €

BRL, 9% BRL / $ 2.366 2.863 3.249

$ / GBP 1.655 1.515 1.479

$ / AUD 0.897 0.787 0.760 USD, 33%

Note: Net Sales: Including Other Activities, Unallocated Items & Adjustment & Eliminations (*) Quarterly average; Note: Numbers may not add due to rounding

May 2015 EU Roadshow—CNH Industrial N.V. 19

Q1 2015

Industrial Activities (Net Sales & Operating Profit by Segment)

NET SALES ($MN)

Q1 2014

Q1 2015

7,213

5,625

3,706

2,577

2,308 -22.0%

2,037

1,201 901 774 602

-30.5% -11.7% (776) (492) -22.2% -25.0%

Agricultural Construction Commercial Powertrain Eliminations & Industrial Equipment Equipment Vehicles Other Activities

(23.9%) (16.9%) 5.6% (10.3%) (11.9%)

Y-o-Y % change at constant currency

OPERATING PROFIT ($MN)

Q1 2014 Q1 2015

464

412

204 223

-45.9%

-56.0%

34 36

3	0 (70) 1 (19) (18)

+5.9% -100% n.m.

Agricultural Construction Commercial Powertrain Eliminations & Industrial Equipment Equipment Vehicles Other Activities

7.9% 0.0% 0.0% 4.0% 4.0%

12.5% 0.4% (3.0%) 2.8% 5.7%

2015 Operating Margin 2014 Operating Margin

May 2015

EU Roadshow—CNH Industrial N.V.

Agricultural Equipment

May 2015 EU Roadshow—CNH Industrial N.V.

Agricultural Equipment

Q1 2015 Financial Results

NET SALES BY REGION & PRODUCT ($)

11%

12% NAFTA 45% EMEA

LATAM 32% APAC

25%

58%

Tractors Combines Other

17%

? Net sales were $2.6bn down 23.9% on a constant currency basis compared to Q1 2014 (down 30.5% as reported)

Volume & Mix primarily in row crop sector

Negative Translation FX effect of 6.6%

OPERATING PROFIT WALK ($)

464

12.5%

23

45 204

12 15

(15)

7.9%

(340)

Q1 ‘14 Volume / Pricing, net Prod. Cost SG&A R&D FX / Other Q1 ‘15 Mix

? Operating Profit at $204mn, margin at 7.9%

Price resilience Volume & Mix, including absorption Industrial Flexibility Translation FX effect Cost efficiencies in SG&A and R&D

Operating decremental margin at 23%

May 2015

EU Roadshow—CNH Industrial N.V.

Agricultural Equipment

Inventory management (units of equipment) – Industry units

Industry Units

AGRICULTURAL EQUIPMENT

Q1 2015 FY 2015E

(MAJOR EQUIPMENT)

0-40 HP 2% Flat

40-140 HP 4% Flat to 5% 140+ HP (26%) (20%) to (25%)

NAFTA (2%) Flat to (5%) EMEA (14%) Flat to (5%) LATAM (10%) (15%) to (20%) APAC (17%) (10%) to (15%)

Worldwide (14%) (5%) to (10%)

Q1 2015 FY 2015E

NAFTA (44%) (25%) to (30%)

Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 Q3-14 Q4-14 Q1 -15 EMEA (8%) (5%) to (10%)

LATAM (35%) (20%) to (25%)

Company Inventory Dealer Inventory AG Retail Sales* AG Production*

APAC (19%) (10%) to (15%)

? First quarter overproduction vs. retail of 4%

Worldwide (26%) (15%) to (20%)

? Production level sequentially down (down 31% vs. Q1 2014)

Overproduction mainly reflected seasonal volume demand from dairy & livestock

(*) Excluding Joint Ventures / Source: CNH Industrial Internal Data

May 2015

EU Roadshow—CNH Industrial N.V.

Agricultural Equipment

Proactive measures for row crop market conditions

HHP TRACTOR PRODUCTION COMBINE PRODUCTION SPRAYERS & OTHER PRODUCTION

(34%) (49%) (41%)

Q1 14 Q1 15 Q1 14 Q1 15 Q1 14 Q1 15

NAFTA HHP Tractor Production (38%)

TOTAL ROW CROP PRODUCTION AG SG&A EXPENSE ($MIL) AG HEADCOUNT (EMPLOYEES)

(37%) (25%) (5%)

Q1 14 Q1 15 Q1 14 Q1 15 Mar14 Mar15

Row Crop sector production scaled back and SG&A expenses cut to adjust to market conditions

Delta % Q1 ’15 vs. Q1 ‘14

May 2015 EU Roadshow—CNH Industrial N.V.

Construction Equipment

May 2015 EU Roadshow—CNH Industrial N.V.

Construction Equipment

Q1 2015 Financial Results

NET SALES BY REGION & PRODUCT ($)

9%

17% NAFTA EMEA

53% LATAM

APAC 3%

47% 21%

Light Heavy Other

50%

? Net sales were $602mn down 16.9% on a constant currency basis (down 22.2% as reported)

Volume & Mix in LATAM

Negative Translation FX effect of 5.3%

OPERATING PROFIT WALK ($)

3
7	1 Breakeven

0.4%

12

3	1
(27)

Q1 ‘14 Volume / Pricing, net Prod. Cost SG&A R&D FX / Other ther Q1 ‘15 Mix

? Operating Profit at breakeven vs. $3mn last year

Efficiency Program in SG&A LATAM volume & mix and R&D costs

Improved results in NAFTA and EMEA

May 2015

EU Roadshow—CNH Industrial N.V.

Construction Equipment

Inventory management (units of equipment) – Industry units

Industry Units

CONSTRUCTION EQUIPMENT

Q1 2015 FY 2015E

(LIGHT & HEAVY)

NAFTA 11% Flat to 5% EMEA 1% Flat to 5% LATAM (20%) (20%) to (25%) APAC (18%) Flat to (5%)

Worldwide (4%) Flat

Q1 2015 FY 2015E

Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 Q3-14 Q4-14 Q1-15 NAFTA 5% Flat to 5%

Company Inventory Dealer Inventory CE Retail Sales* CE Production* EMEA 2% Flat

LATAM (35%) (20%) to (25%)

APAC (28%) (5%) to (10%)

? First quarter overproduction vs. retail of 36%

Worldwide (19%) (5%) to (10%)

Overproduction vs. retail to replenish inventory in support of the seasonal increase expected in NAFTA & EMEA

Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions. Further, industry volume data for Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment. The data for current and prior periods is updated to reflect this definition change

May 2015

EU Roadshow—CNH Industrial N.V.

Commercial Vehicles

May 2015 EU Roadshow—CNH Industrial N.V.

Commercial Vehicles

Q1 2015 Financial Results

NET SALES BY REGION &P RODUCT ($) OPERATING PROFIT WALK ($)

9% 7%

EMEA 16% 1 Trucks 3 5 14% LATAM

42

Buses

APAC Specialty Vehicles 27 0.0%

(3.0%) 1

77% (7)

77% (70)

Q1 ‘14 Volume / Pricing, net Prod. Cost SG&A R&D FX / Other Q1 ‘15 Mix

? Net Sales at $2.0bn, up 5.6% on a constant currency basis (down 11.7% as ? Operating Profit at $1mn up $71mn vs. last year reported) Volume / Mix in EMEA Euro VI launch costs in Buses

EMEA volumes in Trucks and Buses Product Mix in LATAM

Product mix in LATAM Efficiency Program in SG&A cost

(K units)

Q1 2014 Q1 2015 38.4

35.1

30.5

27.8 27.5 25.9

20.7 22.6

-1% 6.0 +9%

4.2 4.4

3.0 2.9 1.9 3.1 3.5

EMEA LATAM APAC TOTAL EMEA LATAM APAC TOTAL

Q1 2015 Book to Bill at 1.40 up 0.14 vs. last year

Q1 2015 order intake in EMEA Trucks increased by 15% compared to Q1 2014, with 43% increase in Heavy Europe

May 2015

EU Roadshow—CNH Industrial N.V.

Commercial Vehicles

Inventory management (units of equipment) – Industry units

COMMERCIAL VEHICLES

(ALL EQUIPMENT)

Q1 ‘13 Q2 ‘13 Q3 ‘13 Q4 ‘13 Q1 ‘14 Q2’14 Q3 ‘14 Q4 14 Q1 ‘15

Company Inventory Dealer Inventory CVs Retail Sales CVs Production

Industry Units

Q1 2015 FY 2015E

EMEA* 12% 5% to 10% LATAM* (33%) (25%) to (30%) APAC* (5%) (5%) to (10%)

? First quarter overproduction vs. retail at 11% in line with market seasonality

? Dealer and Company inventory levels below Q1 2014

For Q2 2015, increased production expected in EMEA while underproduction planned in Brazil due to weak market demand

* Reflects aggregate for key markets where the Company competes: EMEA: 28 member countries of the European Union, EFTA, Ukraine, Balkans, African continent, and Middle East (excluding Turkey); LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand

May 2015 EU Roadshow—CNH Industrial N.V. 30

Powertrain

May 2015 EU Roadshow—CNH Industrial N.V.

Powertrain

Q1 2015 Financial Results

NET SALES BY REGION& PRODUCT ($)

16% 5%

NAFTA

8%

EMEA LATAM APAC

71%

9% 2%

Engines Gearboxes Axles

89%

KEY HIGHLIGHTS

Net sales were $901mn, down 10.3% on a constant currency basis compared to 2014 (down 25% as reported), on lower volumes mainly in the captive portion of the business as a result of decreased agricultural equipment demand and the 2014 buildup of Tier 4 final transition engine inventory for the off-road segment

Operating profit of $36mn, up $2mn (up $12mn on a constant currency basis), with an operating margin of 4.0% (2.8% for 2014)

Product mix Captive volume

Industrial efficiencies

SG&A expenses reduction

Q1 2015 third party Net sales at 47% vs. 37% last year

May 2015

EU Roadshow—CNH Industrial N.V.

Powertrain

Units Sold (% change y-o-y)

Units Sold

Q1 ‘15 vs. Q1 ‘14 KEY HIGHLIGHTS

? Units sold by business line

ENGINES (17.6%)

Engines down 17.6% to 129.7k units (CV 30%, AG 11%, CE

5% and 54% to external customers); third party sales at

TRANSMISSIONS (8.2%)

70k units, up 1.4% vs. last year

AXLES 3.1%

Transmissions down 8.2% to 15.9k units

Axles up 3.1% at 41.4k units

Engines sold to third party at 54% vs. 44% last year

May 2015

EU Roadshow—CNH Industrial N.V.

Q1 2015

Financial Services performance

KEY HIGHLIGHTS

NET INCOME? Net income was $85mn, flat compared to Q1 2014

($MN)

Negative impact of currency translation and lower interest margin

86 85 were offset by lower provisions for credit losses and lower SG&A spending

-1.2%

? Retail originations at $2.1bn, down $0.2bn compared to Q1 ’14

? Managed portfolio* at $25.2bn (of which retail 65% and wholesale 35%) down $2.1bn compared to December 31, 2014. Excluding currency impact, managed portfolio decreased $0.3bn compared to December 31, 2014.

Delinquencies on-book over 30 days were 3.6%, down 1.4 p.p. vs. Q1 ’14

? Q1 ’15 Profitability ratios:

Q1 2014 Q1 2015

Gross Margin / Average Assets On-Book = 3.5%

RoA ** = 2.1%

Delta % Q1 ’15 vs. Q1 ‘14 (*) Including unconsolidated JVs

(**) RoA defined as: PBT / average managed assets annualized

May 2015 EU Roadshow—CNH Industrial N.V. 34

Agenda

CNH Industrial Overview Q1 2015 Results Summary FY 2015E US GAAP Guidance

FY 2015E US GAAP Financial Targets

? Full year guidance is confirmed reflecting current currency exchange rates as follows:

? Net sales of Industrial Activities in the range of $26-27bn, with an operating margin of Industrial Activities between 6.1% and 6.4%;? Net industrial debt at the end of 2015 between $2.1bn and $2.3bn

Note: Guidance – FX $/€ assumed at 1.10 – BRL/$ assumed at 3.10

May 2015 EU Roadshow—CNH Industrial N.V. 36

Construction Equipment & Commercial Vehicles

FY 2015E – Operating Profit improvement year over year (Organic growth)

The Company expects improved profitability in Commercial Vehicles and Construction Equipment, coupled with structural cost improvement measures from the Company’s Efficiency Program now extended to Agricultural Equipment. These actions are expected to buffer, but not fully offset the negative impact from the continuation of challenging trading conditions in the row crop sector of the agricultural industry

Recovering End Markets

? Commercial Vehicles

? Unit volume demand in EMEA (particularly in Southern Europe)? EU freight indicators for 2015 are a positive support for a restart of demand recovery

? Product line renewal completed in 2014

? Strong Q1 2015 EMEA order intake (up 15% vs. last year)

? Construction Equipment

? Unit volume for NAFTA to be up for the FY 2015? Inventory position matched to projected demand

Reduction of Structural Costs (Efficiency Program)

? Commercial Vehicles

? SG&A cost reductions

? Announced reorganization of Commercial Vehicle segment production capacity

Product specialization of Spanish and Italian operations

? Construction Equipment

? SG&A cost reductions

? Excavator manufacturing footprint? Dealer realignment

Improved operating profit will be split equally between recovering market dynamics and reduction of internal structural costs

May 2015

EU Roadshow—CNH Industrial N.V.

Safe Harbor Statement

Certain statements contained in this presentation that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. They may also include financial measures that are not in conformance with accounting principals generally accepted in the United States (GAAP). These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; compliance requirements imposed if additional engine emissions legislation and/or regulations are adopted; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s successinmanagingthe risksinvolvedinthe foregoing. Furtherinformation concerningfactors,risks,and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2014, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2014, prepared in accordance with IFRS. Investors should refer and consider the incorporated information on risks factors and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB

May 2015

EU Roadshow—CNH Industrial N.V.

Contacts

Investor Relations Team

? Federico Donati – Head of Investor Relations ? +39 (011) 00—62756

? Noah Weiss – Investor Relations North America ? +1 (630) 887—3745

e-mail: investor.relations@cnhind.com

website: www.cnhindustrial.com

May 2015

EU Roadshow—CNH Industrial N.V.